SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 01 December, 2022

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share Repurchases dated 01 November 2022
Exhibit 1.2	Transaction in Own Shares dated 02 November 2022
Exhibit 1.3	Transaction in Own Shares dated 03 November 2022
Exhibit 1.4	Transaction in Own Shares dated 03 November 2022
Exhibit 1.5	Transaction in Own Shares dated 07 November 2022
Exhibit 1.6	Transaction in Own Shares dated 07 November 2022
Exhibit 1.7	Transaction in Own Shares dated 08 November 2022
Exhibit 1.8	Transaction in Own Shares dated 09 November 2022
Exhibit 1.9	Transaction in Own Shares dated 10 November 2022
Exhibit 1.10	Director/PDMR Shareholding dated 11 November 2022
Exhibit 1.11	Transaction in Own Shares dated 11 November 2022
Exhibit 1.12	Transaction in Own Shares dated 14 November 2022
Exhibit 1.13	Transaction in Own Shares dated 15 November 2022
Exhibit 1.14	Transaction in Own Shares dated 16 November 2022
Exhibit 1.15	BP p.l.c. publishes provisional dividend dates dated 17 November 2022
Exhibit 1.16	Transaction in Own Shares dated 17 November 2022
Exhibit 1.17	Transaction in Own Shares dated 18 November 2022
Exhibit 1.18	Transaction in Own Shares dated 21 November 2022
Exhibit 1.19	Transaction in Own Shares dated 22 November 2022
Exhibit 1.20	Transaction in Own Shares dated 23 November 2022
Exhibit 1.21	Transaction in Own Shares dated 24 November 2022
Exhibit 1.22	Transaction in Own Shares dated 25 November 2022
Exhibit 1.23	Transaction in Own Shares dated 28 November 2022
Exhibit 1.24	Transaction in Own Shares dated 29 November 2022
Exhibit 1.25	Transaction in Own Shares dated 30 November 2022

Exhibit 1.1

BP p.l.c.

----------------------

Share Repurchases

----------------------
1 November 2022

BP p.l.c. (the "Company") announces that it is to commence a share buyback programme to repurchase ordinary shares in the capital of the Company (the "Programme").

The purpose of the Programme is to reduce the issued share capital of the Company towards distributing 60% of surplus cash flow[1] generated in 2022 as announced by the Company on 1 November 2022.

The maximum amount allocated to the Programme is around $2.5 billion for a period up to and including 3 February 2023.

The Programme will be carried out on the London Stock Exchange and/or Cboe (UK) and will be effected within certain pre-set parameters.

Any purchases of ordinary shares by the Company in relation to this announcement will be conducted in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2022 Annual General Meeting and any further approvals to repurchase shares as may be granted by its shareholders from time to time, the Market Abuse Regulation 596/2014 as it forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Listing Rules.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

[1] Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash. See pages 31 and 37 of the Company's earlier announcement on 1 November 2022 for further details.

Exhibit 1.2

 BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 4,991,419 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	3,071,724	850,821	1,068,874
Highest price paid per Share (pence):	486.90	486.80	486.90
Lowest price paid per Share (pence):	480.70	481.00	481.00
Volume weighted average price paid per Share (pence):	485.3957	485.2437	485.4804

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	485.3957	3,071,724
Cboe (UK)/BXE	485.2437	850,821
Cboe (UK)/CXE	485.4804	1,068,874

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9920E_1-2022-11-1.pdf

 Exhibit 1.3

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,811,016 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,950,144	1,665,532	2,195,340
Highest price paid per Share (pence):	486.80	486.80	486.80
Lowest price paid per Share (pence):	476.90	477.05	477.05
Volume weighted average price paid per Share (pence):	482.65	482.70	482.54

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	482.65	5,950,144
Cboe (UK)/BXE	482.70	1,665,532
Cboe (UK)/CXE	482.54	2,195,340

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1409F_1-2022-11-2.pdf

Exhibit 1.4
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 3 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,361,173 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,912,169	1,107,416	2,341,588
Highest price paid per Share (pence):	494.25	494.20	494.25
Lowest price paid per Share (pence):	480.50	480.60	480.95
Volume weighted average price paid per Share (pence):	488.19	488.20	488.58

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	488.19	5,912,169
Cboe (UK)/BXE	488.20	1,107,416
Cboe (UK)/CXE	488.58	2,341,588

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2850F_1-2022-11-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 November 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,356,334,657
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,029,292,000
New total number of voting rights (including treasury shares):	19,390,709,157

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.5

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 4 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,699,574 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,590,137	1,173,395	2,936,042
Highest price paid per Share (pence):	504.30	504.30	504.20
Lowest price paid per Share (pence):	494.70	494.65	494.60
Volume weighted average price paid per Share (pence):	499.9539	500.2112	500.2880

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	499.9539	5,590,137
Cboe (UK)/BXE	500.2112	1,173,395
Cboe (UK)/CXE	500.2880	2,936,042

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4472F_1-2022-11-4.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	04 November 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,346,523,641
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,029,292,000
New total number of voting rights (including treasury shares):	19,380,898,141

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,709,474 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,985,169	627,592	2,096,713
Highest price paid per Share (pence):	502.40	502.30	502.30
Lowest price paid per Share (pence):	497.15	497.30	497.15
Volume weighted average price paid per Share (pence):	500.2301	500.0760	500.1720

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	500.2301	5,985,169
Cboe (UK)/BXE	500.0760	627,592
Cboe (UK)/CXE	500.1720	2,096,713

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5877F_1-2022-11-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 November 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,337,162,468
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,029,292,000
New total number of voting rights (including treasury shares):	19,371,536,968

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,547,656 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,187,954	1,047,888	2,311,814
Highest price paid per Share (pence):	498.25	497.35	498.35
Lowest price paid per Share (pence):	487.25	487.25	487.30
Volume weighted average price paid per Share (pence):	492.6684	492.3869	492.0035

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	492.6684	6,187,954
Cboe (UK)/BXE	492.3869	1,047,888
Cboe (UK)/CXE	492.0035	2,311,814

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7415F_1-2022-11-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 November 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,327,462,894
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,029,292,000
New total number of voting rights (including treasury shares):	19,361,837,394

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,080,868 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,444,386	1,440,513	3,195,969
Highest price paid per Share (pence):	488.60	488.60	488.60
Lowest price paid per Share (pence):	482.10	482.10	482.10
Volume weighted average price paid per Share (pence):	485.6189	485.5991	485.6531

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	485.6189	6,444,386
Cboe (UK)/BXE	485.5991	1,440,513
Cboe (UK)/CXE	485.6531	3,195,969

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8932F_1-2022-11-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 November 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,318,753,420
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,029,292,000
New total number of voting rights (including treasury shares):	19,353,127,920

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,313,331 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,733,328	1,131,333	3,448,670
Highest price paid per Share (pence):	486.25	486.20	486.05
Lowest price paid per Share (pence):	471.10	471.20	471.15
Volume weighted average price paid per Share (pence):	476.9608	476.7173	476.5306

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.9608	6,733,328
Cboe (UK)/BXE	476.7173	1,131,333
Cboe (UK)/CXE	476.5306	3,448,670

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0590G_1-2022-11-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 November 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,309,630,953
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,343,580,264

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief executive officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.821	65
d)	Aggregated information - Volume - Price - Total	65 £4.821 £313.365
e)	Date of the transaction	10 November 2022
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, chief financial officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.821	78
d)	Aggregated information - Volume - Price - Total	78 £4.821 £376.038
e)	Date of the transaction	10 November 2022
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 11 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,488,196 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,755,655	1,142,330	2,590,211
Highest price paid per Share (pence):	483.35	483.30	483.40
Lowest price paid per Share (pence):	472.00	472.00	472.15
Volume weighted average price paid per Share (pence):	479.8028	479.8284	479.6560

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	479.8028	6,755,655
Cboe (UK)/BXE	479.8284	1,142,330
Cboe (UK)/CXE	479.6560	2,590,211

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

 http://www.rns-pdf.londonstockexchange.com/rns/2102G_1-2022-11-11.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	11 November 2022

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	18,298,550,085
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,332,499,396

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,447,047 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,350,045	933,634	2,163,368
Highest price paid per Share (pence):	483.10	483.20	483.20
Lowest price paid per Share (pence):	472.35	472.45	472.50
Volume weighted average price paid per Share (pence):	478.6587	478.6821	478.5925

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	478.6587	6,350,045
Cboe (UK)/BXE	478.6821	933,634
Cboe (UK)/CXE	478.5925	2,163,368

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3668G_1-2022-11-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

 Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 November 2022

3. New total number of voting rights:

18,298,550,	18,287,236,754
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,321,186,065

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,503,843 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,435,826	1,096,919	2,971,098
Highest price paid per Share (pence):	480.50	480.60	480.60
Lowest price paid per Share (pence):	472.55	472.60	472.55
Volume weighted average price paid per Share (pence):	476.2184	476.2293	476.2185

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	476.2184	6,435,826
Cboe (UK)/BXE	476.2293	1,096,919
Cboe (UK)/CXE	476.2185	2,971,098

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5233G_1-2022-11-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 November 2022

3. New total number of voting rights:

18,298,550,	18,276,748,558
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,310,697,869

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,874,036 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,356,070	1,086,399	3,431,567
Highest price paid per Share (pence):	488.20	488.15	488.25
Lowest price paid per Share (pence):	479.20	480.55	479.35
Volume weighted average price paid per Share (pence):	484.3599	484.3409	484.4033

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	484.3599	6,356,070
Cboe (UK)/BXE	484.3409	1,086,399
Cboe (UK)/CXE	484.4033	3,431,567

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6834G_1-2022-11-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 November 2022

3. New total number of voting rights:

18,298,550,	18,267,301,511
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,301,250,822

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c. publishes provisional dividend dates

BP p.l.c. announces that today it has published its provisional forthcoming dividend dates (including announcement, payment, record and ex-dividend dates) for ordinary and preference shares at www.bp.com/financialcalendar for 2023.

These dates are indicative and may be subject to change.

Exhibit 1.16

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,319,429 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,200,668	1,071,910	3,046,851
Highest price paid per Share (pence):	482.45	482.40	482.45
Lowest price paid per Share (pence):	476.65	476.65	476.60
Volume weighted average price paid per Share (pence):	479.3968	479.4830	479.6206

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	479.3968	6,200,668
Cboe (UK)/BXE	479.4830	1,071,910
Cboe (UK)/CXE	479.6206	3,046,851

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8281G_1-2022-11-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 November 2022

3. New total number of voting rights:

18,298,550,	18,256,797,668
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,290,746,979

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.17

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 18 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 9,898,309 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,343,015	1,033,693	2,521,601
Highest price paid per Share (pence):	486.20	486.15	486.15
Lowest price paid per Share (pence):	469.60	469.60	469.60
Volume weighted average price paid per Share (pence):	478.8129	477.0814	477.1215

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	478.8129	6,343,015
Cboe (UK)/BXE	477.0814	1,033,693
Cboe (UK)/CXE	477.1215	2,521,601

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9739G_1-2022-11-18.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

 Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	18 November 2022

3. New total number of voting rights:

18,298,550,	18,245,923,632
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,279,872,943

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,781,166 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,241,458	1,077,535	3,462,173
Highest price paid per Share (pence):	477.45	477.55	477.45
Lowest price paid per Share (pence):	456.60	456.60	456.60
Volume weighted average price paid per Share (pence):	467.3793	467.1694	466.9725

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	467.3793	6,241,458
Cboe (UK)/BXE	467.1694	1,077,535
Cboe (UK)/CXE	466.9725	3,462,173

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1238H_1-2022-11-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 November 2022

3. New total number of voting rights:

18,298,550,	18,235,604,203
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,269,553,514

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 11,300,658 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,653,553	1,130,066	3,517,039
Highest price paid per Share (pence):	487.70	487.60	487.65
Lowest price paid per Share (pence):	470.75	470.65	471.45
Volume weighted average price paid per Share (pence):	484.2029	484.2931	484.3224

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	484.2029	6,653,553
Cboe (UK)/BXE	484.2931	1,130,066
Cboe (UK)/CXE	484.3224	3,517,039

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2718H_1-2022-11-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 November 2022

3. New total number of voting rights:

18,298,550,	18,225,705,894
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,259,655,205

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,519,866 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,891,136	1,051,989	3,576,761
Highest price paid per Share (pence):	498.50	498.50	498.50
Lowest price paid per Share (pence):	482.75	482.90	482.90
Volume weighted average price paid per Share (pence):	488.7222	488.6921	488.6244

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	488.7222	5,891,136
Cboe (UK)/BXE	488.6921	1,051,989
Cboe (UK)/CXE	488.6244	3,576,761

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4135H_1-2022-11-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 November 2022

3. New total number of voting rights:

18,298,550,	18,214,924,728
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,248,874,039

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 5,860,072 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	4,237,270	413,778	1,209,024
Highest price paid per Share (pence):	487.70	487.45	487.75
Lowest price paid per Share (pence):	480.00	480.15	480.00
Volume weighted average price paid per Share (pence):	483.0144	482.8278	482.9834

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	483.0144	4,237,270
Cboe (UK)/BXE	482.8278	413,778
Cboe (UK)/CXE	482.9834	1,209,024

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5604H_1-2022-11-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 November 2022

3. New total number of voting rights:

18,298,550,	18,203,624,070
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,237,573,381

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.22
BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 25 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 8,207,362 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,909,885	619,856	1,677,621
Highest price paid per Share (pence):	493.05	492.85	493.05
Lowest price paid per Share (pence):	482.80	482.80	483.00
Volume weighted average price paid per Share (pence):	487.7843	487.8306	487.8126

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	487.7843	5,909,885
Cboe (UK)/BXE	487.8306	619,856
Cboe (UK)/CXE	487.8126	1,677,621

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6901H_1-2022-11-25.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	25 November 2022

3. New total number of voting rights:

18,298,550,	18,193,104,184
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,227,053,495

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,437,716 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,919,466	1,043,772	3,474,478
Highest price paid per Share (pence):	484.75	484.75	484.75
Lowest price paid per Share (pence):	475.50	476.85	475.40
Volume weighted average price paid per Share (pence):	480.4231	480.4236	480.4356

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.4231	5,919,466
Cboe (UK)/BXE	480.4236	1,043,772
Cboe (UK)/CXE	480.4356	3,474,478

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8448H_1-2022-11-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 November 2022

3. New total number of voting rights:

18,298,550,	18,187,244,112
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,221,193,423

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,579,740 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	6,037,851	1,057,974	3,483,915
Highest price paid per Share (pence):	496.70	496.65	496.70
Lowest price paid per Share (pence):	487.15	489.00	489.00
Volume weighted average price paid per Share (pence):	492.1932	492.1675	492.1779

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	492.1932	6,037,851
Cboe (UK)/BXE	492.1675	1,057,974
Cboe (UK)/CXE	492.1779	3,483,915

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9935H_1-2022-11-29.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 November 2022

3. New total number of voting rights:

18,298,550,	18,179,036,750
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	1,028,866,811
New total number of voting rights (including treasury shares):	19,212,986,061

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.25

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 30 November 2022 it has purchased, in accordance with the authority granted by shareholders at the 2022 Annual General Meeting of the Company, a total of 10,311,895 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 1 November 2022 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	5,879,151	1,031,430	3,401,314
Highest price paid per Share (pence):	502.40	502.40	502.40
Lowest price paid per Share (pence):	492.45	492.45	492.45
Volume weighted average price paid per Share (pence):	498.9683	498.9560	499.0724

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2022 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Goldman Sachs International (Intermediary code: GSILGB2XXXX) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	498.9683	5,879,151
Cboe (UK)/BXE	498.9560	1,031,430
Cboe (UK)/CXE	499.0724	3,401,314

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1609I_1-2022-11-30.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 December 2022
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary